Exhibit 4.5

AMENDMENT NO. 1 TO THE ATWOOD OCEANICS, INC.

2013 LONG-TERM INCENTIVE PLAN

FEBRUARY 17, 2016

WHEREAS, Atwood Oceanics, Inc., a Texas corporation (the “Company”), with shareholder approval, established an incentive plan effective February 14, 2013, known as the Atwood Oceanics, Inc. 2013 Long-Term Incentive Plan (the “Plan”).

WHEREAS, the Company, as authorized by the Board of directors and subject to shareholder approval, wishes to amend the Plan as set forth below:

1. Effective Date. This amendment (“Amendment”) will be effective February 17, 2015, upon approval by a majority of the Company’s shareholders.

2. Section 5 (a) of the Plan is replaced in its entirety by the following:

5. Shares of Common Stock Reserved for this Plan.

(a) Subject to adjustment as provided in Section 11 hereof, a total of 4,500,000 shares of Common Stock plus any shares subject to outstanding awards under the 2007 Plan that are forfeited, terminated, expire unexercised, settled in cash, or exchanged for Awards that do not involve Common Stock, shall be reserved for issuance upon the exercise or payment of Awards granted pursuant to this Plan. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing.

3. Terms used in this Amendment and not defined herein are used herein as they are defined in the Plan. References to “this Plan” (and indirect references such as “hereof” and “herein”) are amended to refer to the Plan as amended by this Amendment.

4. Except as expressly amended hereby, the Plan shall remain in full force and effect.

Attested to by the Corporate Secretary of Atwood Oceanics, Inc., as adopted by the Board of Directors as of November 19, 2015.

/s/ Walter A. Baker